FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 3, 2010

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

Second Quarter 2010 Results

Buenos Aires, August 3, 2010 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2010.

Net income for 2010 second quarter was a P$203 million gain.

In 2009 second quarter the Company recorded a positive net income of P$969 million that included recognition of a gain, net of taxes, of approximately P$840 million, related to the sale of the 60% equity interest in PVIE (a company with assets in Peru) effected in April 2009.

Excluding the above mentioned effect of the sale of the 60% equity interest in PVIE, results for 2010 second quarter improved by P$74 million, mainly due to higher operating income.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- Net sales increased P$81 million to P$841 million in 2010 quarter, mainly as a result of the improvement in oil and gas average sales prices basically due to the partial recovery in domestic prices and, to a lesser extent, the increase in international reference prices. This effect was partially offset by a decrease in sales volumes of oil equivalent.

In 2010 quarter, daily sales volumes of oil equivalent decreased to 84.2 thousand barrels, primarily due to lower gas production volumes in Argentina as a result of logistic problems caused by events at a third party’s gas treatment plant and reduced crude oil shipments. The above mentioned decline is attributable, to a lesser extent, to lower production volumes due to the natural decline of mature fields in Argentina, partially offset by higher production volumes derived from the investments made.

Crude oil sales increased 6.1% to P$627 million in 2010 quarter, due to the 31% improvement in average sales prices in line with international reference prices, partially offset by a 19% decline in sales volumes mainly attributable to reduced crude oil shipments in Argentina and Ecuador.

Gas sales rose 26.5% to P$196 million in 2010 quarter, mainly due to a 47% improvement in sales prices, partially offset by a 14.1% decline in sales volumes, basically as a consequence of the above mentioned logistic problems relating to production in Argentina.

- Gross profit increased P$90 million to P$280 million in 2010 quarter. The margin on sales rose to 33.3% in 2010 quarter from 25% in 2009 quarter. The improvement recorded in 2010 quarter is primarily attributable to the above mentioned increase in average sales prices for operations both in Argentina and abroad.

- Exploration expenses totaled P$65 million and P$28 million in 2010 and 2009 quarters, respectively. Expenses in 2010 quarter include P$45 million attributable to elimination of exploration wells in Tibu, Colombia, and P$20 million attributable to geological and geophysical expenses in Argentina. Expenses in 2009 quarter are mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina.

- Other operating expense, net accounted for P$41 million and P$50 million losses in 2010 and 2009 quarters, respectively. Expenses for both quarters are mainly attributable to costs associated to the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$31 million and P$26 million losses in 2010 and 2009 quarters, respectively.

Refining and Distribution

-  Net sales of refined products increased P$546 million to P$1,906 million in 2010 quarter, mainly as a result of the rise in international reference prices in the case of products in line with those reference prices and the partial recovery in sales prices for diesel oil and gasoline in the domestic market.

In 2010 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 440.1 thousand cubic meters, 170.7 thousand cubic meters, 178 thousand cubic meters and 177.5 thousand cubic meters, respectively. In addition, exchanges of diesel oil and gasoline with other refining companies totaled 46.4 thousand cubic meters and 14.1 thousand cubic meters, respectively.

In 2009 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 353.1 thousand cubic meters, 166.8 thousand cubic meters, 125.3 thousand cubic meters and 240.3 thousand cubic meters, respectively. In addition, exchanges of diesel oil and gasoline with other refining companies totaled 71 thousand cubic meters and 35 thousand cubic meters, respectively

- Gross profit totaled P$242 million and P$172 million in 2010 and 2009 quarters, respectively. This improvement is mainly attributable to the partial increase in prices mentioned above. Gross margin was about 13% in both quarters.

- Administrative and selling expenses increased to P$129 million in 2010 quarter from P$113 million in 2009 quarter, mainly due to the increase in expenses and taxes as a result of increased sales and higher freight rates.

Petrochemicals

- In 2010 quarter, net sales increased P$217 million to P$859 million, mainly due to a general improvement in sales prices in line with the recovery in international reference prices which were adversely affected in 2009 quarter by the global crisis started by the end of 2008.

Styrenics sales in Argentina increased P$120 million to P$343 million in 2010 quarter, primarily due to a 51.2% recovery in average sales prices. Sales volumes were similar in both quarters and totaled 51.7 thousand tons in 2010 quarter.

Styrenics sales in Brazil increased P$206 million to P$541 million in 2010 quarter, mainly due to a 57.2% improvement in prices. Styrene and polystyrene sales volumes were similar in both quarters and totaled 69.6 thousand tons in 2010 quarter.

- In the first quarter of 2010, the fertilizer business was discontinued, which business accounted for sales revenues of P$90 million in 2009 quarter.

- Gross profit increased P$50 million to P$195 million in 2010 quarter, primarily as a consequence of the above mentioned improvement in sales prices. Gross margin was about 23% in both quarters.

-  Administrative and selling expenses increased to P$104 million in 2010 quarter, mainly due  the rise in expenses and taxes as a result of increased sales of styrenics in Brazil, partially offset by lower expenses for the fertilizer business which was discontinued in the first quarter of 2010.

- Other operating income (expense), net accounted for P$33 million and P$15 million gains in 2010 and 2009 quarters, respectively, mainly attributable to income from Fundopem in Brazil.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

- Sales revenues rose P$115 million to P$307 million in 2010 quarter, mainly as a result of increased gas and liquid fuel sales revenues.

Gas sales revenues rose P$73 million to P$207 million in 2010 quarter, mainly due to a 55.1% improvement in average sales prices in line with higher prices for sales to power plants and for gas sales to residential users at subsidized prices. Sales volumes were similar in both quarters and amounted to 311 million cubic feet per day in 2010 quarter.

Liquid fuel sales revenues increased P$44 million to P$96 million from P$52 million, mainly due to the 83.4% rise in average sales prices as a result of the recovery in international prices which had been adversely affected by the global crisis in the same period of previous year.

Electricity

- Net sales for electricity generation increased P$155 million to P$331 million in 2010 quarter, due to the combined effect of higher sales volumes and improved average sales prices. Energy deliveries by Genelba Plus Power Plant which started commercial operations in August 2009 had a positive impact, with sales volumes totaling 220 GWh in 2010 quarter at an average sales price of P$318.2 per MWh, a price higher than average market price as it is additional energy within the framework of Energía Plus Program. Net sales attributable to Genelba Power Plant increased P$40 million to P$189 million in 2010 quarter, due to the combined effect of a 13.5% rise in energy sales and an 11.9% improvement in average sales prices to P$134.1 per MWh in 2010 quarter. Sales volumes rose to 1,409 GWh in 2010 quarter from 1,242 GWh in 2009 quarter, as a result of  connection works at Genelba Plus Power Plant during 2009 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$31 million in 2010 quarter and P$27 million in 2009 quarter, mainly as a result of a 39.5% improvement in average sales prices to P$131.4 per MWh in 2010 quarter, partially offset by a 17.5% decline in energy sales to 236 GWh in 2010 quarter compared to 286 GWh in 2009 quarter, as a consequence of the lower water supply in the Comahue basin together with lower generation volumes in order to preserve hydroelectric plants’ reserves.

- Gross profit for the electricity generation business increased P$42 million to P$80 million in 2010 quarter, basically due to improved prices and increased sales volumes. Gross margin on sales rose to 24.2% in 2010 quarter from 21.6% in 2009 quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 08/03/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney